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April 13, 2017

Via EDGAR and fedex

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Brigitte Lippmann

Re:	BioScrip, Inc.

Registration Statement on Form S-3

Filed March 13, 2017

File No. 333-216631

Dear Ms. Lippmann:

On behalf of our client, BioScrip, Inc. (“BioScrip” or the “Company”), we are providing BioScrip’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 30, 2017, with respect to the above-captioned Registration Statement on Form S-3 filed by BioScrip on March 13, 2017 (the “Registration Statement”).

This letter is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering via Federal Express a hard copy of this letter.

Set forth below are comments from the Staff’s letter, and immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s letter and includes the captions used in the comment letter.

General

1.	Comment: We note your discussion of a stockholders’ rights plan on page 10. Please revise the fee table to indicate that you are also registering the rights associated with each share of common stock. See Securities Act Forms Question 116.16 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations available at https://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. The rights should also be referenced in the opinion of counsel. See Section II.B.1.g. of Staff Legal Bulletin 19, available at https://www.sec.gov/interps/legal/cfslb19.htm.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement in response. In addition, the opinion of counsel has been revised to reference the rights.

Incorporation of Documents by Reference, page 2

2.	Comment: Please specifically incorporate by reference all reports on Form 8-K filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of fiscal year covered by your Form 10-K for the fiscal year ended December 31, 2016. See Item 12(a)(2) of Form S-3.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement in response.

* * * * *

BioScrip acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

If you have any further comments or questions relating to the foregoing, please do not hesitate to contact me (212-698-3616 or david.rosenthal@dechert.com), Scott Zimmerman (212-698-3613 or scott.zimmerman@dechert.com) or Jonathan Bush (212-698-3591 or jonathan.bush@dechert.com).

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

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